UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-00434
Registration Statement No. 333-128859

The Procter & Gamble Company
(Exact name of registrant as specified in its charter)

One Procter & Gamble Plaza, Cincinnati, Ohio 45202, (513) 983-1100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Participation Interests in The Gillette Company Global Employee Stock Ownership Plan
(Title of each class of securities covered by this Form)

The Procter & Gamble Company Common Stock, without par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: *
* The Procter & Gamble Company (the "Company") is no longer issuing securities under The Gillette Company Global Employee Stock Ownership Plan (the "Plan"). Therefore, participation interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to suspend the Company's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, including on Form 11-K, for the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Procter and Gamble Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 6, 2025	By: /s/ Sandra T. Lane
Sandra T. Lane Assistant Secretary